Exhibit 4.18

FIRST SUPPLEMENTAL INDENTURE

Dated as of March 18, 2016

Between

AMERICAN MEDIA, INC.

and

WILMINGTON TRUST, NATIONAL ASSOCIATION

as Trustee and Collateral Agent

to the

INDENTURE

Dated as of January 20, 2015

Between

AMERICAN MEDIA, INC.

and

WILMINGTON TRUST, NATIONAL ASSOCIATION

as Trustee and Collateral Agent

7.000% SECOND LIEN SENIOR SECURED NOTES DUE 2020

FIRST SUPPLEMENTAL INDENTURE (this "Supplemental Indenture") dated as of March 18, 2016, between AMERICAN MEDIA, INC., a Delaware corporation (the "Issuer"), and WILMINGTON TRUST, NATIONAL ASSOCIATION, as trustee and collateral agent under the indenture referred to below (collectively in such capacities, the "Trustee").

WITNESSETH:

WHEREAS, the Issuer has heretofore executed and delivered to the Trustee an indenture, dated as of January 20, 2015, providing for the initial issuance of $39,024,390 aggregate principal amount of 7.000% Second Lien Senior Secured Notes due 2020 (the "Notes");

WHEREAS, pursuant to Section 9.02 of the Indenture, the Issuer and the Trustee are authorized to execute and deliver this Supplemental Indenture with the written consent (the "Consent") of the Holders of all of the aggregate principal amount of the Notes then outstanding voting as a single class and calculated in accordance with the Indenture (the "Required Consents");

WHEREAS, the Issuer has requested consents from the Holders of the Notes to the proposed amendments to the Indenture set forth in this Supplemental Indenture; and

WHEREAS, in response to the Issuer's request for consent, and in accordance with Section 9.02 of the Indenture, the Issuer has received Consents to the amendments to the Indenture contained herein and the execution of this Supplemental Indenture from Holders of at least a majority in aggregate principal amount of the Notes then outstanding voting as a single class and calculated in accordance with the Indenture, and accordingly the Issuer has received the Required Consents.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties, strictly on the basis of Holder consent, authorization and direction, as evidenced by the Required Consents, mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

(1) Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

(2) Amendments to Indenture.

(a) The following definitions are hereby added to Section 1.01 of the Indenture in proper alphabetical order:

""AMI Parent" means AMI Parent Holdings, LLC, the direct parent of the Issuer."

""Exchange" means any exchange by the Issuer of First Lien Notes for Notes in a transaction exempt from the registration requirements of the Securities Act."

""First Supplemental Indenture" means the First Supplemental Indenture to the Indenture, dated as of March 18, 2016, between the Issuer and Wilmington Trust, National Association, as Trustee and Collateral Agent."

(b) Clause (47) of the definition of "Permitted Liens" in Section 1.01 of the Indenture is hereby amended by deleting such clause in its entirety and replacing it with the following:

"(47) Liens incurred to secure First Lien Obligations or Permitted Second Lien Obligations permitted to be incurred pursuant to Section 4.09(a) or clause (12)(b) of Section 4.09(b); provided, that such Indebtedness may only be First Lien Obligations if, on a pro forma basis immediately after giving effect thereto, the First Lien Leverage Ratio for the Issuer and its Restricted Subsidiaries on a consolidated basis for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date of such transaction is equal to or less than 2.75 to 1.0; provided, further, that such Indebtedness may be Permitted Second Lien Obligations if, at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Leverage Ratio would be no greater than 5.50 to 1.0;"

(c) The definition of "Permitted Liens" in Section 1.01 of the Indenture is hereby further amended by inserting ";and" at the end of clause (48) and inserting the following clauses (49) and (50):

"(49) Liens on the Collateral securing Indebtedness represented by Additional Notes incurred pursuant to Section 4.09(b)(22) hereof; provided that any such Indebtedness and guarantees shall be subject to a Second Lien Intercreditor Agreement; and

(36) Liens on the Collateral securing Indebtedness presented by Additional Notes incurred pursuant to Section 4.09(b)(23) hereof; provided that any such Indebtedness and guarantees shall be subject to a Second Lien Intercreditor Agreement."

(d) Section 4.07(b) of the Indenture is hereby amended by deleting "and" at the end of clause (10), inserting "and" at the end of clause (11 and inserting the following clause (12):

"(13) Restricted Payments in connection with the direct or indirect repurchase, redemption, defeasance or other acquisition or retirement for value of any Equity Interests of AMI Parent in an amount equal to proceeds of lndebtedness incurred from time to time pursuant to Section 4.09(b)(23);"

(e) Section 4.09(a) of the Indenture is hereby amended by deleting such section in its entirety and replacing it with the following:

"(a) The Issuer shall not, and shall not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, "incur" and collectively, an "incurrence") with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer shall not issue any shares of Disqualified Stock and shall not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Consolidated Leverage Ratio on a consolidated basis for the Issuer and its Restricted Subsidiaries' most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been less than 5.50 to 1.00, detem1ined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided, further, that the amount of lndebtedness (including Acquired Indebtedness) that may be incurred and Disqualified Stock or Preferred Stock that may be issued pursuant to this Section 4.09(a) by Restricted Subsidiaries that are not Guarantors shall not exceed $10.0 million at any one time outstanding."

(f) Section 4.09(b) of the Indenture is hereby amended by deleting "; and" at the end of clause (20) and inserting the following clauses (22) and (23):

"(22) the incurrence by the Issuer and any Guarantor of Indebtedness represented by Additional Notes issued pursuant to any Exchange in an aggregate principal amount not to exceed $122.0 million; and

(23) the incurrence by the Issuer and any Guarantor of Indebtedness represented by Additional Notes in an aggregate principal amount not to exceed $120.0 million."

(g) The first paragraph of Section 9.02 of the Indenture is hereby further amended by deleting such section in its entirety and replacing it with the following:

"Except as provided below in this Section 9.02, the Issuer, the Collateral Agent and the Trustee may amend or supplement this Indenture, the Security Documents, the Intercreditor Agreement, any related Guarantee and the Notes with the consent of the Holders of at least a majority in principal amount of the Notes (including Additional Notes, if any) then outstanding voting as a single class including, without limitation, any Notes beneficially owned by the Issuer's Affiliates (including, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to Sections 6.04 and 6.07 hereof, any existing Default or compliance with any provision of this Indenture, the Security Documents, the Intercreditor Agreement, the Guarantees or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including Additional Notes, if any) voting as a single class including, without limitation, any Notes beneficially owned by the Issuer's Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for, Notes). Subject to the preceding sentence, Section 2.08 hereof and Section 2.09 hereof shall determine which Notes are considered to be "outstanding" for the purposes of this Section 9.02)."

(g) The sixth paragraph of Section 9.02 of the Indenture is hereby further amended by deleting such section in its entirety and replacing it with the following:

"In addition, any amendment to, or waiver of, the provisions of this Indenture, any Security
Document or the Intercreditor Agreement that has the effect of releasing all or substantially all of the Collateral or modifies such documents insofar as such documents relates to Collateral in a manner adverse to the Holders of the Notes in any material respect will require consent of the Holders of at least 75% in aggregate principal amount of the Notes then outstanding including, without limitation, any Notes beneficially owned by the Issuer's Affiliates (including consents obtained in connection with a tender offer or exchange offer for the Notes)."

(h) The last paragraph of Section 9.02 of the Indenture is hereby further amended by deleting such section in its entirety and replacing it with the following:

"Until the Discharge of First Lien Obligations has occurred, the holders of the First Priority Liens (as defined in the Intercreditor Agreement) may change, waive, modify or vary the security documents of such holders and, pursuant to the Intercreditor Agreement, such changes will automatically apply to the Security Documents; provided that any such change, waiver, modification or variance that is prejudicial to the rights of the Holders of the Notes and does not affect the holders of the First Priority Liens in a like or similar manner shall not apply to the Security Documents without the consent of the Collateral Agent and the Trustee (acting at the direction of the Holders of a majority of the aggregate principal amount of the Notes including, without limitation, any Notes beneficially owned by the Issuer's Affiliates). Notice of such amendment, waiver or consent shall be given to the Trustee by the Issuer, but any failure to provide such notice will not affect the validity or effectiveness of any such amendment, waiver or consent."

(3) Execution and Delivery. Except as expressly amended hereby, the Indenture and the Notes are in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby and all terms and conditions of both shall be read together as though they constitute a single instrument, except that in the case of conflict, the provisions of this Supplemental Indenture shall control. This First Supplemental Indenture shall become effective upon its execution by the parties hereto.

(4) Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

(5) Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

(6) Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

(7) The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuer.

(8) Severability. If and to the extent that any provision in this Supplemental Indenture shall be held invalid, illegal or unenforceable, or any proposed amendment to the Indenture shall be held not to have been properly approved by all necessary Holders as required under the Indenture, the validity, legality, enforceability and approval of the remaining provisions shall not in any way be affected or impaired thereby, to the extent permitted by applicable law.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

AMERICAN MEDIA, INC.

By:	/s/ Christopher V. Polimeni
Name:	Christopher V. Polimeni
Title:	Executive Vice President, Chief Financial Officer and Treasurer

WILMINGTON TRUST, NATIONAL ASSOCIATION (as successor by merger to WILMINGTON TRUST FSB), as Trustee and Collateral Agent

By:	/s/ Jane Schweiger
Name:	Jane Schweiger
Title:	Vice President